UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number)

nano dimension LTD.

2 Ilan Ramon, Ness Ziona,

7403635, Israel

Yael Sandler

2 Ilan Ramon, Ness Ziona,

7403635, Israel

972-73-7509142

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 25, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. M85548101	13D	Page 2 of 7

1	NAME OF REPORTING PERSON

Nano Dimension Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,695,115
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

9,695,115
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,695,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%*
14	TYPE OF REPORTING PERSON

CO

*	Based on the prospectus supplement dated April 5, 2023 filed by the Issuer pursuant to Rule 424(b)(7) on April 5, 2023, there were 68,401,462 Stratasys Shares outstanding as of April 3, 2023.

CUSIP No. M85548101	13D	Page 3 of 7

This Amendment No. 3 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023, as amended by Amendment No. 1 on March 10, 2023 and Amendment No. 2 on March 30, 2023, (as amended, the “Schedule 13D”) by Nano Dimension Ltd., a corporation incorporated under the laws of Israel (the “Reporting Person”), pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer.

This item is not being amended by this Schedule 13D/A.

Item 2. Identity and Background.

This item is not being amended by this Schedule 13D/A.

Item 3. Source and Amount of Funds or Other Consideration.

This item is not being amended by this Schedule 13D/A.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended and restated as to follows:

The Reporting Person acquired beneficial ownership of the Shares reported herein for investment purposes, under the Reporting Person’s belief that the Shares, when purchased, represented a strategic investment and served as an attractive business opportunity.

On March 9, 2023, the Reporting Person announced that on March 6, 2023, it had delivered a letter to the Board of Directors of the Issuer, proposing a non-binding indicative offer (the “Indicative Offer”), which outlined the principal terms and conditions under which the Reporting Person would enter into a business combination with the Issuer. Pursuant to the Indicative Offer, the Reporting Person sought to acquire the remaining outstanding Shares that the Reporting Person currently does not own. The Reporting Person intended to offer to all shareholders of the Issuer a price per Share of $18.00 to be paid in cash. The Indicative Offer was not contingent on obtaining third-party financing.

On March 29, 2023, the Reporting Person announced that it had submitted a revised offer to the Issuer, proposing to acquire the remaining outstanding Shares that the Reporting Person currently does not own for a revised price per Share of $19.55 to be paid in cash. The revised offer was not contingent on obtaining third-party financing.

On May 25, 2023, the Reporting Person commenced a special partial tender offer to purchase up to 27,925,689 outstanding ordinary shares, NIS 0.01 par value per share, of the Issuer (“Issuer Shares”), not already owned by the Reporting Person, such that the Reporting Person would own up to and no more than 55% of the outstanding Issuer’s shares upon consummation of the offer, inclusive of the approximately 14.2% of the Issuer Shares that the Reporting Person currently owns, with a minimum condition of acquiring at least 53% of the outstanding Issuer’s shares, but in any event no less than 5% of the outstanding Issuer’s shares, at the price of $18.00 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2023 (as it may be amended supplemented, or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented, or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “offer”).

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The purpose of the offer is for the Reporting Person to acquire up to 27,925,689 outstanding Issuer Shares and to acquire or influence control of the business of the Issuer. As a result of the offer, the Reporting Person will own up to 55% of the issued and outstanding Issuer Shares, and in any event no less than 53% of the issued and outstanding Issuer Shares. The offer is not subject to any financing condition. The Offer to Purchase provides that, among other things, the offer is conditioned upon (a) a number of Issuer Shares representing at least 5% of the issued and outstanding Issuer Shares and voting power of Issuer as of the Expiration Date (as defined below) are validly tendered and not properly withdrawn (the “Threshold Condition”); (b) a number of Issuer Shares representing at least 53% of the issued and outstanding Issuer Shares and voting power of Issuer as of the Expiration Date when aggregated with the Issuer Shares held by the Reporting Person are validly tendered and not properly withdrawn (the “Minimum Condition”); (c) at the completion of the Offer Period, the aggregate number of Issuer Shares validly tendered and not properly withdrawn (excluding the Issuer Shares held by the Reporting Person or any shareholder who has a “personal interest” or their relatives, within the meaning of the Israeli Companies Law 5759-1999) exceeding the aggregate number of Issuer Shares represented by offerees who object to the consummation of the offer (the “Minimum Majority Condition”); (d) the Issuer board of directors redeeming the Rights issued and outstanding under the Rights Plan, dated July 25, 2022 (the “Rights Plan” and the rights therein, the “Rights”), or the Reporting Person being satisfied in its sole discretion that the Rights will not become exercisable as a result of the offer (the “Rights Plan Condition”); (e) the Issuer or its board of directors, after the date of the offer to purchase, not authorizing, recommending, proposing or announcing its intent to enter into, or having entered into an agreement with respect to or otherwise effecting or agreeing to effect: (i) a merger, consolidation, liquidation, dissolution, spin-off or other business combination with respect to, or disposition or relinquishment of (A) the Issuer or any business unit or subsidiary of Issuer or (B) any asset or assets constituting more than 10% of Issuer’s consolidated assets or revenues as reflected in Issuer’s most recent financial statements filed with the U.S. Securities and Exchange Commission (the “SEC”); (ii) any purchase or acquisition by the Issuer or any of its subsidiaries of another business or entity; (iii) the adoption of any, or amendment to any existing, compensation arrangement with any executive officer or director of Issuer which would be triggered upon a change of control event, including the offer; or (iv) the contracting, licensing or assignment of rights to manufacture, produce or assemble a material portion of the Issuer’s products to any third party that is not a subsidiary of Issuer (the “Change of Business Condition”); (f) obtaining CFIUS Approval (as defined in Section 18 – “Legal Matters and Regulatory Approvals” in the Offer to Purchase) at least one U.S. business day (as defined in the Offer to Purchase) prior to the Expiration Date; and (g) obtaining all other required regulatory approvals. Subject to the applicable rules and regulations of the SEC and the terms and conditions of the Offer to Purchase, the Reporting Person expressly reserves the right to waive, in whole or in part, any conditions to the offer, other than the Threshold Condition and the Minimum Majority Condition, or modify the terms of the offer. Additional details about the offer are contained in the Offer to Purchase, which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by the Reporting Person on May 25, 2023 (the “Tender Offer Statement”, and which is filed as Exhibit 99.1 to this Schedule 13D/A and incorporated herein by reference.

The Offer to Purchase provides, subject to the terms and conditions set forth therein, that, as required under Israeli law, if (i) the conditions of the offer have been satisfied or, subject to applicable law, waived by the Reporting Person; and (ii) with respect to each Issuer Share owned by Issuer Shareholders, such shareholders have (a) not yet responded to the offer, (b) notified the Reporting Person of their objection to the offer, or (c) tendered such Issuer Share but have properly withdrawn their tender during the Offer Period, then, such shareholders will be afforded an additional four (4) calendar-day period, until 11:59 p.m., New York time, on June 30, 2023, during which they may tender each such Issuer Share the “Additional Offer Period” and to the expiration of such period the “Final Expiration Date.” Promptly following the Final Expiration Date, the Reporting Person will announce the results of the offer and the Proration Factor (as defined in Section 7 – “Terms of the Offer; Expiration Date” of the Offer to Purchase). the Reporting Person has the right, in the Reporting Person’s sole discretion, to extend the Expiration Date, subject to applicable law. In addition, in certain circumstances, the Reporting Person may be required by law to extend the Expiration Date.

The Reporting Person is conducting a detailed review of the Issuer and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the offer. The Reporting Person will continue to evaluate the business and operations of the Issuer during the pendency of the offer. After the consummation of the offer, the Reporting Person intends to take actions to replace the Issuer’s Board of Directors  at the next annual general meeting of the Issuer’s shareholders or by requesting that the Issuer call an extraordinary general meeting of Stratasys shareholders for the purpose of electing directors. Thereafter, the Reporting Person intends to conduct a comprehensive review of the Issuer’s business, operations, capitalization and management with a view to optimizing development of the Issuer’s potential in conjunction with the Issuer’s existing businesses. Possible changes could include changes in the Issuer’s business, corporate structure, memorandum of association, articles of association, capitalization, management, SEC registration or Nasdaq listing. The Reporting Person’s plans may change based on further analysis and the Reporting Person and, after completion of the offer, the Issuer’s Board of Directors may change their plans and intentions at any time, as deemed appropriate.

CUSIP No. M85548101	13D	Page 5 of 7

The Reporting Person intends to review its investment in the Issuer, its performance and market conditions periodically and consider possible strategies for enhancing value and take such actions with respect to the Reporting Person’s investment as the Reporting Person deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, additional purchases of the Issuer Shares pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise, subject to applicable U.S. and Israeli law. Future purchases may be on the same terms or on terms that are more or less favorable to the Issuer’s shareholders than the terms of the offer. Any possible future purchases will depend on many factors, including the results of the offer, the market price of the Issuer Shares, the Reporting Person’s business and financial position, and general economic and market conditions. In addition, following the consummation of the offer, the Reporting Person may also determine to dispose of its Issuer Shares, in whole or in part, at any time and from time to time, subject to applicable laws. Any such decision would be based on the Reporting Person’s assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Issuer Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Person.

Under Israeli law, if a shareholder (together with its affiliates) owns in excess of 45.0% of the voting power of a company, such shareholder may purchase shares in the open market or through private transactions, and not solely by means of a tender offer, unless as a result of the purchase the shareholder (together with its affiliates) would own in excess of 90.0% of the issued and outstanding Issuer Shares. Accordingly, following the consummation of the offer, the Reporting Person may purchase additional Stratasys Shares in the open market or through private transactions, and not solely by means of a tender offer, as long as its (together with its affiliates) aggregate percentage ownership of issued and outstanding Issuer Shares does not exceed 90.0%.

Provided that the offer shall be accepted in full and the maximum amount of Issuer Shares under the offer are tendered, subject to the provisions of the Israeli Companies Law, the Reporting Person may subsequently consider purchasing any balance of outstanding the Issuer Shares not held by the Reporting Person by tender offer, in the open market, in privately negotiated transactions or other acquisition.

However, under Israeli law, the Reporting Person, its controlling shareholders and any corporation under its or their control, are prohibited from conducting an additional tender offer for Issuer Shares and from merging with the Issuer within 12 months from the date of the Offer to Purchase.

The above is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Issuer Shares or any other securities, nor is it a substitute for the tender offer materials described herein. In connection with the offer, the Reporting Person filed the Tender Offer Statement.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

CUSIP No. M85548101	13D	Page 6 of 7

Investors and security holders may obtain a free copy of the Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson LLC, the information agent for the tender offer, named in the Tender Offer Statement.

Item 5. Interest in Securities of the Issuer.

This item is not being amended by this Schedule 13D/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This item is not being amended by this Schedule 13D/A.

Item 7. Material to be Filed as Exhibits.

Item 7. Material to be Filed as Exhibits of the Schedule 13D is hereby amended to add the following:

Exhibit
99.1	Tender Offer Statement on Schedule TO filed with the SEC by the Company on May 25, 2023 (incorporated herein by reference)).

CUSIP No. M85548101	13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2023

Nano Dimension Ltd.

By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer